

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2020

Douglas Cole
Chief Executive Officer
AMERICAN BATTERY METALS CORP
930 Tahoe Blvd., Suite 802-16
Incline Village, NV 89451

> **Re: AMERICAN BATTERY METALS CORP**
> **Registration Statement on Form S-1**
> **Filed December 22, 2020**
> **File No. 333-251573**

Dear Mr. Cole:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey Maller